UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Resource Capital Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76120W708

(CUSIP Number)

August 16, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76120W708		SCHEDULE 13G	Page 2 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Real Estate Debt Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,286,307 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,286,307 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,286,307 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.9% (2)

12	Type of Reporting Person OO

(1)

Represents the number of shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer that is issuable upon conversion of $16,439,000 principal amount of the Issuer’s 4.50% Convertible Senior Notes due 2022 (the “Notes”) held by the Reporting Person, at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes.

(2)

All calculations of percentage ownership in this Schedule 13G are based on an aggregate of 33,122,250 Shares outstanding comprised of (i) 31,388,212 Shares outstanding as of August 4, 2017, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on August 8, 2017 (the “Form 10-Q”) and (ii) 1,734,038 Shares issuable upon conversion of all of the Notes held by the Reporting Persons at the initial conversion rate for such Notes.

CUSIP No. 76120W708		SCHEDULE 13G	Page 3 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Investin Pro RED Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 248,592 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 248,592 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 248,592 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.8%

12	Type of Reporting Person OO

(1)

Represents the number of Shares of the Issuer that is issuable upon conversion of $3,177,000 principal amount of the Notes held by the Reporting Person, at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes.

CUSIP No. 76120W708		SCHEDULE 13G	Page 4 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,534,899 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,534,899 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,899 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.6% (2)

12	Type of Reporting Person PN

(1)	Solely in its capacity as the director of Oaktree Real Estate Debt Holdings, Ltd. and as the manager of Investin Pro RED Holdings, LLC.

CUSIP No. 76120W708		SCHEDULE 13G	Page 5 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree TSE-16 Real Estate Debt, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 199,139 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 199,139 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 199,139 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.6% (2)

12	Type of Reporting Person OO

(1)

Represents the number of Shares of the Issuer that is issuable upon conversion of $2,545,000 principal amount of the Notes held by the Reporting Person, at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes.

CUSIP No. 76120W708		SCHEDULE 13G	Page 6 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP IIA, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 199,139 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 199,139 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 199,139 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.6% (2)

12	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree TSE-16 Real Estate Debt, LLC.

CUSIP No. 76120W708		SCHEDULE 13G	Page 7 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 199,139 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 199,139 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 199,139 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.6% (2)

12	Type of Reporting Person PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP IIA, LLC.

CUSIP No. 76120W708		SCHEDULE 13G	Page 8 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 199,139 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 199,139 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 199,139 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.6% (2)

12	Type of Reporting Person PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP II, L.P.

CUSIP No. 76120W708		SCHEDULE 13G	Page 9 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,734,038 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,734,038 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,734,038 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P. and the general partner of Oaktree Capital II, L.P.

CUSIP No. 76120W708		SCHEDULE 13G	Page 10 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,734,038 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,734,038 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,734,038 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12	Type of Reporting Person OO

(1)	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 76120W708		SCHEDULE 13G	Page 11 of 15

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,734,038 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,734,038 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,734,038 (1)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12	Type of Reporting Person OO

(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 76120W708	SCHEDULE 13G	Page 12 of 15

Item 1.	(a)	Name of Issuer: Resource Capital Corp.
	(b)	Address of Issuer’s Principal Executive Offices: 712 Fifth Avenue, 12th Floor, New York, NY 10019

Item 2.	(a)-(c)

Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)              Oaktree Real Estate Debt Holdings, Ltd., a Cayman Islands exempted company, in its capacity as the direct holder of $16,439,000 principal amount of Notes, which is convertible into 1,286,307 Shares at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes.

(2)              Investin Pro RED Holdings, LLC, a Delaware limited liability company, in its capacity as the direct holder of $3,177,000 principal amount of Notes, which is convertible into 248,592 Shares at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes.

(3)              Oaktree Capital Management, L.P., a Delaware limited partnership, in its capacity as the director of Oaktree Real Estate Debt Holdings, Ltd. and the manager of Investin Pro RED Holdings, LLC.

(4)              Oaktree TSE-16 Real Estate Debt, LLC, a Delaware limited liability company, in its capacity as the direct holder of $2,545,000 principal amount of Notes, which is convertible into 199,139 Shares at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes.

(5)              Oaktree Fund GP IIA, LLC, a Delaware limited liability company, in its capacity as the manager of Oaktree TSE-16 Real Estate Debt, LLC.

(6)              Oaktree Fund GP II, L.P., a Delaware limited partnership, in its capacity as the managing member of Oaktree Fund GP IIA, LLC.

(7)              Oaktree Capital II, L.P., a Delaware limited partnership, in its capacity as the general partner of Oaktree Fund GP II, L.P.

(8)              Oaktree Holdings, Inc., a Delaware corporation, in its capacity as the general partner of Oaktree Capital Management, L.P. and the general partner of Oaktree Capital II, L.P.

(9)              Oaktree Capital Group, LLC, a Delaware limited liability company, in its capacity as the sole shareholder of Oaktree Holdings, Inc.

(10)       Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company, in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Shares”)
	(e)	CUSIP Number: 76120W708

CUSIP No. 76120W708	SCHEDULE 13G	Page 13 of 15

ITEM 3.              If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                       Ownership

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Oaktree Real Estate Debt Holdings, Ltd. holds $16,439,000 principal amount of Notes, which is convertible into 1,286,307 Shares at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes (representing approximately 3.9% of outstanding Shares).

Investin Pro RED Holdings, LLC holds $3,177,000 principal amount of Notes, which is convertible into 248,592 Shares at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes (representing approximately 0.8% of outstanding Shares).

Oaktree Capital Management, L.P., in its capacity as the director of Oaktree Real Estate Debt Holdings, Ltd. and the manager of Investin Pro RED Holdings, LLC, has the ability to direct the management of the business of Oaktree Real Estate Debt Holdings, Ltd. and Investin Pro RED Holdings, LLC, respectively, including the power to vote and dispose of securities held by them; therefore, Oaktree Capital Management, L.P. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Real Estate Debt Holdings, Ltd. and Investin Pro RED Holdings, LLC.

Oaktree TSE-16 Real Estate Debt, LLC holds $2,545,000 principal amount of Notes, which is convertible into 199,139 Shares at the initial conversion rate for the Notes of 78.2473 Shares per $1,000 principal amount of Notes (representing approximately 0.6% of outstanding Shares).

Oaktree Fund GP IIA, LLC, in its capacity as the manager of Oaktree TSE-16 Real Estate Debt, LLC, has the ability to direct the management of the business of Oaktree TSE-16 Real Estate Debt, LLC, including the power to vote and dispose of securities held by it; therefore, Oaktree Fund GP IIA, LLC may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree TSE-16 Real Estate Debt, LLC.

Oaktree Fund GP II, L.P., in its capacity as the managing member of Oaktree Fund GP IIA, LLC, has the ability to direct the management of the business of Oaktree Fund GP IIA, LLC, including with regard to the voting and disposition of securities held by Oaktree TSE-16 Real Estate Debt, LLC; therefore, Oaktree Fund GP II, L.P. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree TSE-16 Real Estate Debt, LLC.

Oaktree Capital II, L.P., in its capacity as the general partner of Oaktree Fund GP II, L.P., has the ability to direct the business of Oaktree Fund GP II, L.P., including with regard to the voting and disposition of securities held by Oaktree TSE-16 Real Estate Debt, LLC; therefore, Oaktree Capital II, L.P. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree TSE-16 Real Estate Debt, LLC.

Oaktree Holdings, Inc., in its capacity as the general partner of Oaktree Capital Management, L.P. and the general Partner of Oaktree Capital II, L.P., has the ability to direct the management of the business of Oaktree Capital Management, L.P. and Oaktree Capital II, L.P., respectively, in each case, including with regard to the voting and disposition of securities held by Oaktree Real Estate Debt Holdings, Ltd., Investin Pro RED Holdings, LLC and Oaktree TSE-16 Real Estate Debt, LLC; therefore, Oaktree Holdings, Inc. may be deemed to beneficially

CUSIP No. 76120W708	SCHEDULE 13G	Page 14 of 15

own the Shares issuable upon conversion of the Notes held by Oaktree Real Estate Debt Holdings, Ltd., Investin Pro RED Holdings, LLC and Oaktree TSE-16 Real Estate Debt, LLC.

Oaktree Capital Group, LLC, in its capacity as the sole shareholder of Oaktree Holdings, Inc., has the ability to direct the management of the business of Oaktree Holdings, Inc., including with regard to the voting and disposition of securities held by Oaktree Real Estate Debt Holdings, Ltd., Investin Pro RED Holdings, LLC and Oaktree TSE-16 Real Estate Debt, LLC; therefore, Oaktree Capital Group, LLC may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Real Estate Debt Holdings, Ltd., Investin Pro RED Holdings, LLC and Oaktree TSE-16 Real Estate Debt, LLC.

Oaktree Capital Group Holdings GP, LLC as the duly elected manager of Oaktree Capital Group, LLC, has the ability to direct the management and business of Oaktree Capital Group, LLC, including with regard to the voting and disposition of securities held by Oaktree Real Estate Debt Holdings, Ltd., Investin Pro RED Holdings, LLC and Oaktree TSE-16 Real Estate Debt, LLC; therefore, Oaktree Capital Group Holdings GP, LLC may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Real Estate Debt Holdings, Ltd., Investin Pro RED Holdings, LLC and Oaktree TSE-16 Real Estate Debt, LLC.

All calculations of percentage ownership in this Schedule 13G are based on an aggregate of 33,122,250 Shares outstanding comprised of (i) 31,388,212 Shares outstanding as of August 4, 2017, as reported by the Issuer on its Form 10-Q and (ii) 1,734,038 Shares issuable upon conversion of all of the Notes held by the Reporting Persons at the initial conversion rate for such Notes.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

ITEM 5.              Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.              Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

ITEM 8.              Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.              Notice of Dissolution of Group.

Not applicable.

CUSIP No. 76120W708	SCHEDULE 13G	Page 15 of 15

ITEM 10.       Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2017

OAKTREE REAL ESTATE DEBT HOLDINGS, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

INVESTIN PRO RED HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE TSE-16 REAL ESTATE DEBT, LLC

By:	Oaktree Fund GP IIA, LLC
Its:	Manager

By:	Oaktree Fund GP II, L.P.
Its:	Manager

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

16

OAKTREE FUND GP IIA, LLC

By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP II, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL II, L.P.

By:	Oaktree Holdings, Inc.
Its:	General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

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Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (attached hereto).

18